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                          May 20, 2024

       R. Scott Dennis
       Chief Executive Officer
       Invesco Real Estate Income Trust Inc.
       2001 Ross Avenue
       Suite 3400
       Dallas, TX 75201

                                                        Re: Invesco Real Estate
Income Trust Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed May 10, 2024
                                                            File No. 333-279314

       Dear R. Scott Dennis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Jason W. Goode, Esq.